Envel, Inc.

Financial Report
December 31, 2019 and 2018

Contents

Independent Accountant's Review Report

Board of Directors
Envel, Inc.
Boston, Massachusetts

We have reviewed the accompanying financial statements of Envel, Inc., which comprise the Balance Sheets as of December 31, 2019 and 2018, and the related Statements of Operations, Stockholders' Deficit, and Cash Flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rockville, Maryland
July 17, 2020

Envel, Inc.

Balance Sheets
December 31, 2019 And 2018

		2019		2018
Assets				
Cash	$	422,967	$	-
Due from Employees		280		-
Total Current Assets		423,247		-
Property and Equipment		9,566		-
Total Assets	$	**432,813**	$	**-**
Liabilities				
Accounts Payable	$	413	$	-
Accrued Expenses		87,421		-
Total Current Liabilities		87,834		-
Convertible Notes Payable and Accrued Interest		910,542		-
Total Liabilities		998,286		-
Stockholders' Deficit				
Common Stock		77		71
Additional Paid-in Capital		752,063		173,987
Accumulated Deficit		(1,317,702)		(174,058)
Total Stockholders' Deficit		(565,562)		-
Total Liabilities and Stockholders' Deficit	$	**432,813**	$	**-**

See Notes to Financial Statements and Accompanying Independent Accountant's Review Report

Envel, Inc.

Statements Of Operations
Years Ended December 31, 2019 And 2018

	2019	2018
Cost of Revenue	$ 128,565	$ -
Operating Expenses		
Labor and Contractors	863,490	141,424
Travel, Meals & Entertainment	55,345	3,259
Marketing	41,005	-
Other General & Administrative	44,592	6,408
Depreciation Expense	109	-
Total Operating Expenses	1,004,541	151,092
Operating Loss	**(1,133,106)**	**(151,092)**
Interest Expense, Net	(10,538)	-
Net Loss	**$ (1,143,644)**	**$ (151,092)**

Envel, Inc.

Statements Of Stockholders' Deficit
Years Ended December 31, 2019 And 2018

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance as of December 31, 2017	$ 66	$ 22,900	$ (22,966)	$ -
Contributed Services	-	11,908	-	11,908
Stock Based Compensation	5	139,179	-	139,184
Net Loss			(151,092)	151,092)
Balance as of December 31, 2018	71	173,987	(174,058)	-
Contributed Services	-	130	-	130
Shares Repurchased	(8)	8	-	-
Stock Based Compensation	14	577,938	-	577,952
Net Loss			(1,143,644)	(1,143,644)
Balance as of December 31, 2019	$ 77	$ 752,063	$ (1,317,702)	$ (565,562)

See Notes to Financial Statements and Accompanying Independent Accountant's Review Report

Envel, Inc.

Statements Of Cash Flows
Years Ended December 31, 2019 And 2018

	2019	2018
Net Loss	$ (1,143,644)	$ (151,092)
Cash Flows From Operating Activities		
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation Expense	109	-
Accrued Interest	10,542	-
Stock Based Compensation	577,952	139,184
Contributed Services	130	11,908
Increase/ Decrease In		
Due from Employees	(280)	-
Accounts Payable	413	-
Accrued Expenses	87,419	-
Net cash used in operating activities	**(467,357)**	**-**
Purchases of Equipment	(9,676)	-
Net cash used in investing activities	**(9,676)**	**-**
Convertible Notes Issued	900,000	-
Net cash provided by financing activities	**900,000**	**-**
Net increase in Cash and Cash Equivalents	**422,967**	**-**
Cash and Cash Equivalents at the beginning of the period	**-**	**-**
Cash and Cash Equivalents at the end of the period	**$ 422,967**	**$ -**

See Notes to Financial Statements and Accompanying Independent Accountant's Review Report

Note 1. Nature of Business And Significant Accounting Policies

Nature of business: Envel, Inc. (the Company) was founded in August 2017, and is a financial technology company that leverages Artificial Intelligence (AI) to manage customer's finances. The Company offers a downloadable application that enables users to create bank accounts through its banking partners and uses its software to manage money. The Company is currently at a pre-revenue stage and is launching Beta trials in the fall of 2020. Revenue will be generated from interest margins on deposits and debit card interchange fees. The Company's principal operations are in Boston, Massachusetts.

A summary of the Company's significant accounting policies follows:

Cost of revenue: Cost of revenue consists primarily of one software vendor associated with the Company's banking partners.

Labor and contractors: Development costs related to external software for sale are expensed as incurred as the Company has not met the technological feasibility requirements in 2019 or 2018, outlined in Accounting Standards Codification ("ASC") 985, *Software – Cost of Software to be Sold, Leased, or Marketed*.

Cash and cash equivalents: Cash and cash equivalents consist of instruments with original maturities of 90 days or less.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment: Property and equipment are recorded at cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the assets. The estimated useful lives used in determining depreciation is three years. Repairs and maintenance costs are charged to expense as incurred.

Income taxes: The Company is taxed as a C Corporation. Deferred income taxes are provided on a liability method, whereby, deferred tax assets and deferred tax liabilities are recognized for taxable temporary differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company has evaluated its tax positions and has concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal or state authorities for years before 2017.

Financial credit risk: The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Envel, Inc.

Notes to the Financial Statements

Stock based compensation: The Company currently offers its employees and contractors stock equity awards for grants of Common Stock. The Company recognizes compensation expense at the fair value of the award on the grant date, on a straight-line basis over the vesting period. These expenses are recorded in the Labor and Contractors line on the Statements Of Operations.

Note 2.   Property And Equipment

The Company did not have any property and equipment in 2018. In 2019, the Company purchased computer equipment of $9,676 which has a net book value of $9,566 at December 31, 2019.

Note 3.   Accrued Expenses

Accrued expenses consist of the following as of December 31, 2019 and 2018:

	2019	2018
Banking Partner	$ 65,875	$ -
Contractor Accrual	19,680	-
Accrued Vacation	1,850	-
Credit Card Liability	16	-
Total	**$ 87,421**	**$ -**

Note 4.   Related Party Transactions

Aside from debt and equity financing and stock compensation transactions, the Company identified related party transactions in 2019 and 2018 for services contributed by the founders for $130 and $11,908, respectively.

Note 5.   Income Taxes

The Company has a net operating loss carryforward of $475,087 and $11,907 as of December 31, 2019 and 2018, respectively. The Company has a full valuation allowance on the deferred tax assets created by these net operating losses and consequently does not record a deferred tax asset on its Balance Sheets.

Note 6.   Stockholders' Equity

On August 27, 2017, the Company was founded and authorized to issue 10,000,000 shares of Common Stock, par value $.00001 per share. Each share of Common Stock has one vote and participates equally in all dividends payable. Upon founding, 6,625,000 shares were issued, however these shares had an automatic repurchase option for nominal value (at par) which is reduced over a four-year period. At December 31, 2018, the Company had 7,129,167 shares issued and outstanding, with 6,625,000 subject to the repurchase option. In August of 2019, 750,000 of an original founder's shares were repurchased by the Company. At December 31, 2019, the Company had 7,680,667 shares issued and outstanding, with 5,875,000 subject to the repurchase option.

Envel, Inc.

Notes to the Financial Statements

Note 7.   Convertible Notes Payable

In 2019, in a Seed round of financing, the Company raised $900,000 through various 2-year convertible notes ("Notes") which accrue 5% interest annually. In 2019, the Company recorded $10,542 in interest expense. No debt was issued in 2018. Principal and interest on the Notes are due upon maturity at the end of the two years. The holders of the Notes have the following rights and preferences:

1) Conversion to equity - Each Note shall automatically be converted into shares of the Company's equity in the first equity financing resulting in the aggregate gross proceeds to the Company of at least $1.0 million, including conversion of any of the Notes (the "Next Equity Financing"). If the Next Equity Financing has not closed by the maturity date, at the option of the holders of a majority of the Notes, the Notes may be converted into Common Stock of the Company.

   Upon a conversion, the investor will be entitled to the same rights, preferences and privileges as the other investors purchasing equity securities in the Next Equity Financing, including any rights granted to holders of a minimum amount of shares in the Company, regardless of the number of shares held by the investor.

2) Conversion price -The conversion price of the Notes shall be the lesser of (i) a 20% discount to the lowest cash price per unit paid by investors in the Next Equity Financing or (ii) the price equal to the quotient of $8,000,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to the initial closing of the Seed round of financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

3) Prepayment - The principal and accrued interest may not be prepaid unless approved in writing by the holders of a majority of the Notes.

Note 8.   Stock Based Compensation

In 2018 and 2019, the Company issued share based awards in the form of Common Stock grants to its employees and contractors for services rendered. These grants have a vesting schedule of 12 to 24 months. The following summarizes the stock based compensation activity over the 2-year period:

Shares Granted in 2018 and Outstanding at December 31, 2018	504,167
Plus Shares Granted	1,301,500
Shares Outstanding at December 31, 2019	1,805,667

	2019	**2018**
Vested stock grants at year end	926,896	193,264
Stock compensation expense	$577,952	$ 139,184

Envel, Inc.

<u>**Notes to the Financial Statements**</u>

The Company's estimated future stock compensation expense is $736,184, which is expected to be recorded over a weighted average vesting period of 8 months.

Note 9.   Contingencies

The Company is involved in legal disputes from time to time in the normal course of business. Management does not expect any of these disputes to have a material adverse effect on the Company's financial statements.

Note 10.   Subsequent Events

The Company has evaluated whether any subsequent events that require recognition or disclosure in the accompanying financial statements and notes have taken place through July 17, 2020, the date these financial statements were available to be issued.

As of this date, the Company continued to issue convertible notes under similar terms as described in Note 7 for a total of approximately $1.8 million. This gives the Company greater financial stability for the foreseeable future. The Company plans to raise additional capital in 2020 and have the public launch of its product in the fall of 2020.

On July 16, 2020, the Company entered into an agreement to repurchase 700,000 Common Stock shares from a former employee for $175,000. This agreement called for 9 payments to be made over a 2 year period with no interest.

Subsequent to December 31, 2019, a new strain of coronavirus, COVID -19, spread internationally. The international and domestic response to COVID-19 continue to rapidly evolve and has included mandates from federal, state and local authorities to mitigate the spread of the virus. The COVID-19 outbreak and associated government and market response could result in a material impact to the Company's future balance sheet, results of operations and cash flows. The Company is currently in the process of evaluating the impacts from this event.